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                                                            Exhibit 99.6

                             DISCLOSURE FORM

International Data Corporation grants C. WAYNE CAPE of OPTIO SOFTWARE, INC. permission to disclose select pages of International Data Corporation's publication, entitled INTERNET COMMERCE SOFTWARE APPLICATIONS MARKET REVIEW AND FORECAST, 1998-2003; AND THE GLOBAL MARKET FORECAST FOR INTERNET USAGE AND COMMERCE: BASED ON INTERNET COMMERCE MARKET MODEL, VERSION 5.

It is understood by both International Data Corporation and OPTIO SOFTWARE, INC. that the information will not be sold. It is further understood International Data Corporation will be credited as the source of publication. The original date of publication will also be noted.


/s/ Alexa McCloughan                            12/6/99
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Alexa McCloughan, Vice President
International Data Corporation                 Date